UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 31, 2020

YATRA ONLINE, INC.

Gulf Adiba, 4th Floor, Plot No. 272, Phase-II,

Udyog Vihar, Sector-20,

Gurgaon, Haryana 122008

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto and incorporated herein is the Registrant’s press release issued on July 31, 2020, titled “Yatra Online, Inc. Received NASDAQ Notification Letter.”

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018 , respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press release of Yatra Online, Inc. dated July 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 31, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer